Exhibit (e)(12)
MUTUAL CONFIDENTIALITY AGREEMENT
CONFIDENTIAL
Possis Medical, Inc.
9055 Evergreen Boulevard NW
Minneaplois, MN 55433-8003
Attention:	Robert G. Dutcher Chief Executive Officer
Dear Mr. Dutcher:
     As you know, Possis Medical, Inc. (the “Company”) and MEDRAD, Inc. (“MEDRAD”) have expressed a mutual interest in entering into a negotiated transaction (the “Transaction”). Each of the Company and MEDRAD may be asked to furnish, provide access to or otherwise disclose to the other certain Confidential Information (as defined below). As used in this Agreement, the party disclosing Confidential Information shall be referred to in such capacity as the “Disclosing Party” and the party receiving Confidential Information shall be referred to in such capacity as the “Receiving Party.”
     1. In consideration of furnishing Confidential Information, each party agrees that Confidential Information shall be kept confidential and shall not, without the prior written consent of the Disclosing Party, be disclosed by the Receiving Party or its Representatives (as defined below) to any third party and that the Confidential Information shall be used by the Receiving Party solely in connection with the evaluation, negotiation and closing of the Transaction. Disclosure of Confidential Information by the Receiving Party may be made only to such officers, directors, employees, shareholders, affiliates, legal counsel, accountants, investment bankers and agents of the Receiving Party that are necessary in such party’s sole discretion to assist in evaluating and negotiating a Transaction (the persons to whom such disclosure is permissible being collectively referred to herin as “Representatives”). Each of the Company and MEDRAD and their respective Representatives agree to use reasonable best efforts to prevent any further disclosure of Confidential Information. Each party shall be responsible for any breach of this agreement by its Representatives. “Confidential Information” means and includes all information disclosed by the Disclosing Party or its Representatives that is labeled as “Confidential” (and only such oral information that has been confirmed in writing within 5 days of the oral disclosure), whether before or after the date hereof, including without limitation, trade secrets, product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current, and planned research and development, current and planned manufacturing or distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, supplier lists, market studies, business plans, computer software and programs (including object code and source code), computer software and database technologies, systems, structures and architectures (and related processes, formulae, composition, improvements, devices, know-how, inventions, discoveries, concepts, ideas, designs, methods and information) and any other data, reports, interpretations, forecasts and records (which includes historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel and personnel training techniques and materials) containing or otherwise reflecting information provided by the Disclosing Party and any summary or other document created that refers to, relates to, discusses, constitutes or embodies any portion of the information provided. Confidential Information does not include information which (a) is or becomes public other than as a result of disclosure by the Receiving Party or its Representatives, (b) the Disclosing Party agrees in writing may be disclosed, (c) is required to be disclosed by applicable law, regulation or legal process, (d) was available to the Receiving Party on a non-confidential basis prior to its disclosure by the Disclosing Party, (e) becomes available to the Receiving Party on a non-confidential basis from a person other than the Disclosing Party who is not known to the Receiving Party to be otherwise bound by a confidentiality agreement with the Disclosing Party or (f) is developed separate and apart from any disclosure by the Disclosing Party.
     2. A record of the description and location of all Confidential Information including, without limitation, which Representatives of the Company or MEDRAD, as the case may be, received Confidential Information shall be kept by the Receiving Party. In the event the Transaction is not consummated and in the sole discretion of the Disclosing Party, all Confidential Information shall either be returned to the Disclosing Party or destroyed (providing due proof of such destruction to the Disclosing Party).
     3. In the event that either party is requested or required by applicable law, regulation or legal process (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) to disclose any of the Confidential Information, prompt notice of any such request or requirement shall be provided to the Disclosing Party so that the Disclosing Party may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this agreement. If, in the absence of a protective order or other remedy or the receipt of a written waiver by the Disclosing Party, the Receiving Party is nonetheless, in the opinion of its counsel, required to disclose Confidential Information, the Receiving Party may, without liability hereunder, disclose only that portion of the Confidential Information which such counsel advises the Receiving Party is required to be disclosed, provided that the Receiving Party attempts to preserve the confidentiality of the Confidential Information, including, without limitation by cooperating with the Disclosing Party to obtain an appropriate protective order or other reliable assurance, at the Disclosing Party’s expense, that confidential treatment will be accorded the Confidential Information.
     4. The parties each hereby agree not to disclose to any third party except as otherwise required by applicable law, regulation or legal process: (a) the existence or contents of this agreement; (b) the fact that an evaluation concerning the Transaction is taking place; or (c) the status of any such evaluation or the Transaction. The parties each acknowledge that direct contact in connection with the Transaction with any employees, consultants, sales representatives, suppliers, customers, competitors, or others involved with either of the parties (other than contacts in the ordinary course of business with past practice) could seriously impair the parties respective businesses and the parties agree to refrain from any and all such contact unless first obtaining written approval from the other.
     5. The parties each acknowledge and agree that, in the event of any breach of this agreement by either of the parties or their respective Representatives, the other may be irreparably and immediately harmed and could not be made whole by monetary damages (in such capacity the “Damaged Party”). Without prejudice to any rights and remedies otherwise available, the Damaged Party shall be entitled to seek equitable relief by way of injunction in the event of a breach of any provision of this agreement. No failure or delay by the Damaged Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.
     6. The parties hereby irrevocably and unconditionally consent to submit to the jurisdiction of the courts of the Commonwealth of Pennsylvania and of the United states of America located in Allegheny County Pennsylvania for any actions, suits or proceedings arising out of or relating to this agreement and the transactions contemplated hereby (and the parties agree not to commence any action, suite or proceeding relating thereto except in such courts), and further agree that service of any process, summons, notice or documents by U.S. registered mail, in the case of MEDRAD to MEDRAD, Inc., One MEDRAD Drive, Indianola, PA 15051-0790, Attention Chief Administrative Officer, and, in the case of the Company, to Possis Medical, Inc. 9055 Evergreen Blvd., NW, Minneapolis, Minnesota 55433-8003, Attention: Chief Executive Officer, shall be effective service of process for action, suite or proceeding brought against the parties in any such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this letter agreement of the transactions contemplated hereby, in the courts of the Commonwealth of Pennsylvania or the United State of America located in Allegheny County Pennsylvania, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suite or proceeding brought in any such court has been brought in an inconvenient forum.
     7. No rights, obligations, representation or terms other than those expressly set forth herein are to be implied from this letter agreement. In particular, without limitation, the parties each acknowledge that the disclosure of Confidential Information does not obligate either of the parties to engage in any transaction wit the other. The Disclosing Parties each agree that no express or implied representations or warranties as to the completeness of any Confidential Information are being made, and that any representations and warranties regarding the accuracy or completeness of the Confidential Information may be made only in a final agreement regarding the Transaction.
     8. The parties each agree that, unless otherwise directed in writing, all (a) contacts by either of the parties or their respective Representatives regarding the Confidential Information or the Transaction, (b) requests for additional Confidential Information, (c) requests for facility tours or management meetings and (d) discussions or questions regarding procedures shall be made through (i) in the case of the Company, its Chief Executive Officer and (ii) in the case of MEDRAD, its Sr. Vice President, CV SBU. The parties each are aware, and will similarly advise their respective Representatives, that the federal securities laws of the United States of America prohibit transactions in securities of a company by a person who in the possession of material non-public information regarding such company and will take reasonable steps to prevent any such transactions by the parties and their respective Representatives in securities of the Company.
     9. This letter agreement is for the benefit of parties hereto, their respective directors, officers, employees, representatives and agents, and their respective successors and assigns and will be governed by and constructed in accordance with the laws of the Commonwealth of Pennsylvania without regard to the conflicts of law principles thereof. This agreement shall terminate one (1) year following the date of this letter agreement. The parties’ respective obligations under this agreement, however, shall continue for a period of (2) years following the date of this letter agreement.
     10. This agreement contains in the entire understanding relative to the protection of Confidential Information covered by this Agreement and supersedes all prior collateral communications, if any, between the parties regarding such Confidential Information. No modification to any provision hereof shall be binding unless in writing and signed by all parties.
     Please confirm your agreement with the foregoing by signing and returning to the undersigned the enclosed duplicate copy of this letter.

Very truly yours, MEDRAD, INC.
By	/s/ JOHN P. FRIEL
10/12/07

Accepted and Agreed as of the date
first above written:

POSSIS MEDICAL, INC.
By:	/s/ ROBERT G. DUTCHER
October 12, 2007

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